Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Trasteel Holding S.A., Through Newly Established Trasteel Magona, Takes Over Operations of La Magona d’Italia Steel Plant in Piombino, Italy

Lease of the Liberty Magona business unit is now effective, opening a new phase for one of Italy’s historic producers of cold-rolled, galvanized and pre-painted steel

Lugano, Switzerland & Bertrange, Luxembourg, October 5, 2026 - Trasteel Holding S.A. (“Trasteel” or the “Company”), a global steel trading and industrial group (the “Group”) headquartered in Lugano (Switzerland) and Luxembourg, today announced that Trasteel Magona S.r.l. (“Trasteel Magona”), a newly established Group company set up specifically for this transaction, has taken over the operations of the La Magona d’Italia steel plant in Piombino (Tuscany, Italy), following the effectiveness of the lease agreement for the business unit of Liberty Magona S.r.l. (“Liberty Magona”).

The lease agreement, signed on July 29, 2026, became effective on October 1st, 2026, and will remain in force until December 31, 2027, at the latest. The lease is intended as a first step towards the integration of the business, which has already been contractually agreed and will be completed upon conclusion of the restructuring process initiated by Liberty Magona through the filing with the Court of Florence of a restructuring plan subject to court approval.

The transaction received clearance under Italy’s Golden Power regulations on September 14, 2026, and antitrust clearance from the European Commission on September 29, 2026 (press release).

Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Founded more than 150 years ago, La Magona d’Italia is one of the historic names of the Italian steel industry and a reference producer of cold-rolled, galvanized and pre-painted flat steel products for customers in Italy and Europe. With the start of the lease, Trasteel Magona will ensure the continuity of the plant’s operations, safeguarding approximately 500 jobs.

Production will restart gradually, in line with a phased plan, with the objective of bringing the plant back to full operation and reaching a production capacity of over 500,000 tonnes per year by the end of 2027.

Trasteel Magona will leverage the Group’s global sourcing, logistics and commercial platform to support continuity, reliability and quality of supply to the plant’s customers.

The Piombino plant complements Trasteel’s Industrial Division, which comprises 13 companies in 6 countries and processes over 800,000 tonnes1 of steel products per year, including pipes, plates, coils and rebar.

Management Commentary

“Today marks the beginning of a new chapter for La Magona”, said Gianfranco Imperato, CEO of Trasteel. “After several difficult years for the plant, our goal is to bring value back to Piombino’s steel industry and restore Magona to the role it has held for more than a century and a half in the Italian and European steel industry. We strongly believe in the relaunch of the plant and, above all, in the people who work there. Production will restart step by step, supported by the strength of Trasteel’s global sourcing, logistics and commercial platform.”

[1]	Based on internal management data at FY25, which has not been audited or reviewed by the Company’s independent auditors.

Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

“This transaction evidences Trasteel’s ability to source and consummate transactions in a competitive environment,” said Steve Salis, Chairman and CEO of Sizzle II. “We are confident in their ability to execute on their business plan to increase shareholder value for the long term.”

Business Combination Agreement

As previously announced on April 13, 2026 (press release), Trasteel has entered into a Business Combination Agreement with Sizzle Acquisition Corp. II (Nasdaq: SZZL) (“Sizzle II”). The business combination is expected to close by the end of 2026, subject to the approval of Sizzle II’s shareholders and other customary closing conditions. Upon closing, the combined company is expected to be listed on the Nasdaq Stock Market under the ticker symbol “TSTL”.

About Trasteel

Trasteel is a global steel trading and industrial group founded in 2009, operating across more than 60 countries with over 1,400 employees. The Company combines trading operations with industrial transformation activities and serves over 4,000 customers worldwide.

For more information, please visit www.trasteel.com

About Sizzle Acquisition Corp. II

Sizzle II is a blank check company, incorporated as a Cayman Islands exempted company, formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. Sizzle II is led by Chairman and CEO Steve Salis and Vice Chairman Jamie Karson. In addition, Sizzle II’s management team includes Daniel Lee, its CFO. Its board of directors is comprised of: Steve Salis, Jamie Karson, Neil Leibman, David Perlin and Warren Thompson. Its board of advisors is comprised of: Rick Camac, Michael Kuchta, Ryan Croft, Craig Curley and Tony Sage.

For more information, please visit https://sizzlespac.com

Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) pursuant to the business combination agreement, dated April 13, 2026, as amended on September 29, 2026, by and among Sizzle II, Trasteel, a holding company formed by the Trasteel group (“Pubco”), and the other parties thereto (the “Business Combination Agreement”). Subject to its terms and conditions, the Business Combination Agreement provides that at its closing each of Sizzle II and Trasteel will become wholly owned subsidiaries of Pubco.

In connection with the Proposed Business Combination, Pubco intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which will include a proxy statement to be sent to Sizzle II shareholders and a prospectus for the registration of Pubco securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). If and when the Registration Statement is declared effective by the SEC, its definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle II as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle II and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle II, Trasteel, Pubco and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp. II, 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle II, Trasteel, Pubco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from Sizzle II’s shareholders in connection with the Proposed Business Combination. Sizzle II’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle II in Sizzle II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 12, 2026 (the “Sizzle II Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle II’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Pubco intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain copies of these documents, once available, at the SEC’s website at www.sec.gov or by directing a request to the address provided above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ from Trasteel’s expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements include expectations related to the ultimate acquisition of Trasteel Magona, the ability to increase production and maintain a certain employment levels at the plant, the completion of the proposed business combination, Trasteel’s plans, objectives, goals, strategies, future events and performance, and any other statements that are not statements of historical fact. No representations or warranties, express or implied, are given in, or in respect of, this press release. When words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters are used, such terms are, among others, used in the context of making forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that are presently unknown, or that Trasteel currently believes are immaterial, which could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, you are cautioned not to place undue reliance upon any forward-looking statements in this press release, and Trasteel undertakes no obligation to publicly revise any forward-looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

Filed by Sizzle Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-42583

Subject Company:

Sizzle Acquisition Corp. II

Media Contacts

Trasteel Holding S.A.

Investor Relations

Alessandro Colombi – Head of IR

e-mail: ir@trasteel.com

Media Relations

Alessandro Colombi – Head of IR

e-mail: press@trasteel.com

Investor Relations Advisor

Alpha IR Group

Michael Cummings – President

e-mail: tstl@alpha-ir.com

Media Relations Advisor

Alpha IR Group

James McCusker – Senior Managing Director

e-mail: tstl@alpha-ir.com